Brett D. White (650) 843-5191 whitebd@cooley.com	VIA EDGAR

April 16, 2007

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Avigen Preliminary Proxy Statement
          Filed April 11, 2007, File No. 0-28272

Ladies and Gentlemen:

     On behalf of Avigen, Inc., we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 12, 2007, with respect to the preliminary proxy statement referenced above (the “Comments”). The Staff’s comment regarding the preliminary proxy statement, for the Staff’s convenience, has been incorporated into this response letter.

Proposal 2. Approval of increase in number of authorized shares of common stock

     Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.

     In response to the Staff’s comment, Avigen intends to include the following sentence at the end of the fourth paragraph of Proposal 2:

“We currently have no plans, commitments, arrangements, understandings or agreements, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares that will result if our stockholders approve this Proposal 2, other than from time to time we intend to raise additional equity capital as needed to fund our business.”

* * * *

In addition, Avigen acknowledges:

  Avigen is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

SEC April 16, 2007 Page Two
  Avigen may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 843-5191 if you have any questions or would like any additional information regarding this matter.

Sincerely, Cooley Godward LLP
/s/ Brett D. White
By: Brett D. White

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM